FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2015

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Santander, S.A.

Item

1	Material Fact dated June 4, 2015

MATERIAL FACT

Banco Santander, S.A. hereby informs that its subsidiary Banco Santander (Brasil) S.A. has issued a material fact announcement in Brazil, whose content, translated into English, is reproduced hereafter. The effects on the Group of the content of such material fact announcement are estimated to be a positive contribution in the second quarter of 2015 of EUR 835 million to the attributable profit and +20 basis points on the CET1 capital fully loaded.

“Banco Santander (Brasil) S.A. hereby informs the market, following the information already published in its financial statements, that the Federal Supreme Court, in its plenary session held on May 28, 2015, has unanimously dismissed the Extraordinary Appeal lodged by the Federal Prosecution Service in relation to COFINS - Social Security Funding Contribution (Law no. 9.718/98) which aimed to change a ruling favourable to Banco Santander (Brasil) S.A. handed down by the Regional Federal Court.

In the light of this ruling by the Federal Supreme Court, Banco Santander (Brasil) S.A. shall revert the provisions allocated to cover legal contingencies for COFINS. The provisions are estimated to be BRL 4.8 billion net of tax.

Banco Santander (Brasil) S.A. also states that it will allocate complementary provisions of BRL 1.6 billion net of tax with the purpose of strengthening its balance sheet.

The aforementioned accounting effects shall be included in the financial statements as of June 30, 2015.”

Boadilla del Monte (Madrid), June 4, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: June 4, 2015	By:	/s/ José García Cantera
	Name:	José García Cantera
	Title:	Chief Financial Officer